FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated August 14, 2007, announcing consolidated financial results for the period ended June 30, 2007.

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 14, 2007– AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2007. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of June 30, 2006 are inflation adjusted by the year on year CPI figure of 2.9%.

AFP PROVIDA S.A. reports its results for the Half ended June 30, 2007

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2007

Ü
In the first half of 2007 (1H07), the net income was Ch$25,688.0 million, a 53.8% or Ch$8,985.7 million higher than the net income recorded in the first half of 2006 (1H06). In this result, the favorable evolution of Core Business (Fee income minus operating expenses) was highlighted, increasing by 20.1% given the growth experimented by fee income in the period, which was accompanied by a lower expansion of expenses. Additionally and also in operating terms, the semester recorded higher gains on mandatory investments and a rise of fee income generated by the subsidiary AFP Génesis (other operating revenues). The non operating component of the result generated a higher loss in the period, triggered by specific factors affecting the other expenses (income) net and a higher inflation applied for price level restatements effects.

Ü
With respect to the operating income, this amounted to Ch$34,497.5 million, a positive variation of Ch$12,293.3 million (55.4%) with respect to 1H06. This result was driven by the increment of revenues (20.5%) explained by higher fee income stemming from superior collection levels in the period, and higher gains on mandatory investments resulting from better returns achieved in local and foreign stock markets. Likewise, expenses increased (6.8%) in a lower extent than revenues, where the life and disability insurance cost significantly explained such increment, but is worth mentioning that this increase was lower than the client portfolio covered.

Ü
In non-operating terms, the 1H07 recorded a loss of Ch$3,392.9 million, a variation of Ch$1,542.9 million higher than the loss recorded in the same period of last year. This deviation was basically sustained by higher other expenses (income) net as a result of closing judicial contingencies, which were partially offset by the profit generated on the sale of 10% stake in AFP Crecer in the Dominican Republic. Besides, a higher loss in price level restatement was recorded due to the higher inflation applied in the period.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$617.4 million in 1H07, representing an increase of 6.9% with respect to the same period of last year.

Ü
As of June 30, 2007, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$30,920.6 million equating to a market share of 30.7%. Also, Provida is a leader in terms of clients with a portfolio of 3.3 million affiliates

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2007

and 1.6 million of contributors, representing a 41.8% and 38.6% of market share, respectively.

Ü
Net income for the second quarter of 2007 (2Q07) amounted to Ch$14,725.9 million, implying a favorable variation of Ch$11,790.1 million or 401.6% compared to the net income registered in the second quarter of 2006 (2Q06). The latter was attained by the outstanding operating result, where the core business increased by 39.5%, given that higher fee income was accompanied by a more moderate increment in expenses, adding the gains on mandatory investments recorded in the quarter.

Ü
The operating income amounted to Ch$20,145.5 million in 2Q07, a positive deviation of Ch$14,806.8 million or 277.4%, as a product of the positive evolution of all components of revenues, especially fee income of both Provida and its subsidiary AFP Génesis (registered as other operating revenues), adding the gains on mandatory investments that reverted the loss attained in the same quarter of last year. Likewise, operating expenses increased in a lower extent than revenues, given the higher remunerations and administrative costs, but with a reduction in life and disability insurance cost due to the rise in the discount rates to calculate reserves for casualties.

Ü
In non operating terms, a loss of Ch$2,372.4 million was registered in 2Q07, a deviation of Ch$371.4 million or 18.6% higher than the loss recorded in the same quarter last year. The latter was basically a result of higher other expenses (income) net originated by closing judicial contingencies, an effect partially compensated by higher profits generated by related companies, both local and foreign entities.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	June	Market
	2007	Share

Number of Affiliates	3,281,587	41.8%
Number of Contributors	1,597,600	38.6%
Number of Pensioners	379,841	38.5%

Collection Base (US$ Million)	938	31.7%
AUM (US$ Million)	30,920.6	30.7%
Pension Fund Average Real Return (Jun.07)	8.51%
Pension Fund A Real Return (Jun.07)	11.93%
Pension Fund B Real Return (Jun.07)	10.05%
Pension Fund C Real Return (Jun.07)	7.57%
Pension Fund D Real Return (Jun.07)	4.70%
Pension Fund E Real Return (Jun.07)	-0.26%

Other Variables	June	Market
	2007	Share

Number of Branches	121	44.8%
Number of Administrative Employees	1,025	30.3%	(1)
Number of Sales Agents	578	24.7%	(1)

(1) Market Share in March, 2007.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST SEMESTER OF 2007

As mentioned in the previous report, the growth projection of Chilean economy was positive for 2007, what is seemed to be sustained by the last figures of IMACEC of 6.6% in April, 4.8% in May and 6.1% in June.

The latter is the outcome of the good performance of industrial production that increased by 6.7% in June and the internal demand where the purchase of durable goods is highlighted, evidencing the higher level of trust of Chilean families. It is worth mentioning that the country’s energy problems have not affected yet the economy growth, but they have produced inflation effects.

In 2007, the Central Bank has calculated an expansion in the Chilean economy near 6% that is positively compared with 4.0% recorded in 2006.

Regarding foreign trade, the balance of trade recorded a positive surplus of US$14,886.7 million in the first half of 2007, an increase of 28.6% with respect to the same period of 2006. The semester recorded exports for US$34,766.9 million, a positive variation of 20.9% with respect to 1H06, where the main exported product was the copper (55% out of the total of exports), amounting to US$19,394.2 million, the best figure recorded for a first semester, as a result of the upsurge experimented by the metal price in the principal markets. The other items highlighted were metal minerals (concentrated molybdenum, iron and copper) and pulp and paper. With respect to imports, they amounted to US$19,880.4 million, increasing by 15.7% with respect to the same semester of last year, where it highlights fuels (25% out of total imports in the semester), followed up by machinery and mechanical devices and land vehicles.

Regarding inflation, the figures of the last three months have been grown over expectancies, recording a monthly variation of 0.9% in June, a cumulative increase of 2.7% during the first six months of the year and an increase of 3.2% with respect to June 2006 (a twelve-month variation). The aforementioned was attained by the increase exhibited by oils and fresh vegetables prices, adding the rise in milk and milk derivatives prices.

Since the short term inflation scenario has been showing higher than the estimates, the Central Bank increased its annual estimation of inflation, situating it around 4%. However, it considers that shocks effects in prices of foodstuffs and fuels are deemed to be transitory, so that long term inflation should be near 3%.

In relation to labor market, the unemployment rate was 6.9% in the mobile quarter April-June 2007, implying a decrease of 2.06 percent points in comparison with the same quarter of last year and an increase of 0.1 percent points with respect to the previous quarter.

The estimation of labor force was 6,869,790 people, implying a twelve-month variation of 1.2% (78,270 people). Besides, the occupied workers amounted to 6,397,690, an increase of 3.4% in twelve months, that is, an increase of 212,800 new jobs, maintaining the rise trend exhibited since middle of 2006. The gap between these two variables provokes the important decrease of 22.2% in the number of unemployed people.

The female employment keeps exhibiting a great dynamism in 2007 with a variation of 4.3%. Moreover, the male labor force has also recorded an important increase (1.2%), a recovery after recording negative figures in 2006.

The salaried employment also records a solid growth (5.2%), while self-employment sector increased by 0.9%. When analyzing figures for activity sectors, all of them registered increases in the creation of new jobs, specially construction, manufacturing industry and trade.

Net income
In the fist half of 2007 the net income was Ch$25,688.0 million, equivalent to an average return on equity of 27.4% and to an increase of 53.8% or Ch$8,985.7 million with respect to the 1H06. In operating terms, it highlights the favorable evolution of the core business with an increment of 9.2% in fee income accompanied by a lower expansion in expenses (6.8%), adding higher gains on mandatory investments. Likewise, the non operating component registered a higher loss driven by specific factors affecting other non operating expenses (income) net and a higher inflation applied to determine the price level restatement.

The operating income increased by 55.4% or Ch$12,293.3 million with respect to the same period of last year. In terms of revenues, they increase 20.5% due to higher fee income given the favorable evolution registered by collection, situation that is also present in AFP Génesis (as other operating revenues), adding the increment of gains on mandatory investments in view of higher returns obtained by local and foreign stock markets. Moreover, the expenses increased in a lower extent than revenues, since the life and disability insurance expense mostly explains such growth, experimenting a percent rise lower than the client portfolio covered.

Regarding the non operating income, this recorded a higher loss that implied a variation of Ch$1,542.9 million or 83.4% with respect to 1H06. This result was basically sustained by higher other non operating expenses (income) net, triggered by the close of judicial contingencies, which were partly offset by the profit from the sale of 10% stake of AFP Crecer in the Dominican Republic. Additionally, higher losses in price level restatement were recorder in the semester due to the superior inflation applied in the period.

Regarding income taxes, the period recorded a higher expense basically associated with higher earnings before taxes obtained in the period.

	1H07	1H07	Change	%
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

Operating Income	34,497.5	22,204.2	12,293.3	55.4%
Total Operating Revenues	94,739.5	78,598.8	16,140.6	20.5%
Total Operating Expenses	(60,242.0)	(56,394.7)	(3,847.3)	6.8%

Non Operating Income (Expenses)	(3,392.9)	(1,850.0)	(1,542.9)	83.4%

Income Taxes	(5,416.6)	(3,651.8)	(1,764.8)	48.3%

Net Income	25,688.0	16,702.3	8,985.7	53.8%

Earnings per share (each ADR represents fifteen shares) was Ch$77.53 at 1H07 that was compared with Ch$50.41 obtained in 1H06. At June 30, 2007, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to 1H06.

BUSINESS DEVELOPMENT

Operating revenues
In 1H07, operating revenues were Ch$94,739.5 million, a real increase of 20.5% or Ch$16,140.6 million with respect to 1H06. This positive result stemmed from both higher fee income that recorded a variation of Ch$6,374.7 million or 9.2% due to higher collection levels, and higher gains on mandatory investments of Ch$9,170.8 million because of higher returns obtained by local and foreign stock markets. Higher other operating revenues (Ch$623.2 million) were added to the above driven by higher fee income generated by AFP Génesis. Likewise, financial revenues stemming from life and disability insurance decreased by Ch$28.0 million in the period.

•
Fee income was Ch$75,374.7 million during fist half of 2007, an increase of 9.2% or Ch$6,374.7 million with respect to the same period of last year, an evolution slightly higher than the 8.9% (real terms) recorded in mandatory collection during the period. Total collection of the semester increased by 10.9% in real terms boosted by higher levels of voluntary pension savings that increased by 19.4% (real terms) and voluntary savings that increased by 37.0% (real terms) with respect to 1H06.

All the above in a context where Provida has maintained its leading position in the pension industry with market shares around 40% in terms of clients and where the average number of contributors was 1,632,509 in the first semester of 2007.

•
Gains on mandatory investment were Ch$14,737.5 million, an outstanding increase of Ch$9,170.8 million (164.7%) with respect to 1H06. This result was driven by the better performance of investments in local (June 07: IPSA +28.8%, IGPA +22.2% versus June 06: IPSA +8.2%, IGPA +7.5%) and foreign stock markets (June 07: Nasdaq +7.8%, Dow Jones +7.6%, MSCI LA +25.3%, Mexbol +17.8%, AC Far East ex Japan +15.6% versus June 06: Nasdaq -1.5%, Dow Jones +4.0%, MSCI LA +10.2%, Mexbol +1.4%, AC Far East ex Japan +6.0%). The latter implied that the weighted average nominal return of pension funds was 10.2% in 1H07, which was positively compared with 4.7% obtained in the 1H06.

Operating expenses
They increased a 6.8% or Ch$3,847.3 million from Ch$56,394.7 million in 1H06 to Ch$60,242.0 million in 1H07, basically due to the higher cost of L&D insurance premium. The above was triggered by the higher temporary premium in view of the increase of collection recorded in the period, as well as higher provisions for unfavorable casualty rate associated with the superior accounting cost of casualties recorded by the insurer. Additionally, higher remunerations of sales and administrative personnel were recorded, triggered by the higher allowances granted to personnel in connection with the new collective agreement and higher remunerations paid for higher number of staff maintained in the period.

•
Remunerations of administrative personnel amounted to Ch$10,021.5 million in 1H07, higher by Ch$565.8 million or 6.0% with respect to the figure recorded in the same period of last year. This deviation was partly explained, as informed in the 1Q07 report by the start up of the new collective agreement in force from January 2007 that increased the allowances paid to workers. Additionally, higher remunerations paid in the period were added, in view of the new legislation in force since January 2007 regarding outsourcing personnel hired by the companies, which translated to incorporate more employees to the permanent staff. In figures, the average of the administrative staff was 1,025 workers in 1H07, a 3.2% higher than the average of 1H06 (993 workers). By comparing at the end of both periods, the administrative staff increased by 5.2% from 974 to 1,025 workers.

•
Remunerations of sales personnel increased from Ch$4,365.1 million in 1H06 to Ch$5,073.6 million in 1H07, a variation of Ch$708.5 million (16.2%). This result was basically explained by higher remunerations paid to sales agents, both fixed and variable, as a result of the greater number of staff maintained in the period and the superior production levels achieved by the sales force. Although severance payments have increased during the period, this responds to the commercial goal to have a more productive staff.

In figures, the average number of sales agents in the semester increased from 563 workers in 1H06 to 605 in 1H07, representing a rise of 7.5%. With respect to the evolution at the each period end, the sales force increased from 563 salespeople in June 2006 to 578 in June 2007, an increase of 2.7%.

•
The cost of life and disability insurance (L&D) was Ch$32,882.6 million during 1H07, an increase of Ch$2,293.6 million or 7.5% with respect to 1H06. This variation was partly explained by higher expenses of Ch$1,558.9 million in temporary premium, associated with a larger client portfolio covered evidenced in the growth observed in mandatory collection.

Additionally, in 1H07 a superior provision of Ch$735.1 million for unfavorable casualty rate was recorded, also boosted by a larger client portfolio, an effect partially offset by the higher discount rate used by insurers to calculate reserves (3.29% in 1H07 versus 2.96% in 1H06) implying a lower provisioned cost for casualty.

Likewise, the Company’s casualty model has determined a lower economic value of casualties, given that forward rates used in the model are higher than the historical discount rates used normatively by the insurers. Consequently, according to the current regulation, the balance required by the insurers has continued prevailing to provision casualties on behalf of Provida.

•
Other operating expenses increased from Ch$11,984.9 million in 1H06 to Ch$12,264.2 million in 1H07, an increment of 2.3% or Ch$279.4 million. This result was driven by higher commercial costs of Ch$320.0 million for advertising referred to voluntary pension savings plans (APV) and superior cost of communications sent to affiliates given the incorporation of new informative exhibits in the statements as ruled by the SAFP. Also, the period recorded higher administration expenses of Ch$249.6 million basically due to higher cost of advisory services related to regulatory matters and higher expenses in connection with pension funds management (intermediation and custodian services), effects partially offset by lower costs related to temporary services in line with the new regulation regarding hiring outsourcing personnel. The period also recorded a higher amortization cost of Ch$143.0 million due to new developments regarding the Unified Platform.

The aforementioned was partially offset by lower computing costs of Ch$478.7 million with regard to minor corrective activities required in the period associated with the Unified Platform.

Operating income
It increased by Ch$12,293.3 million or 55.4%, amounting to Ch$34,497.5 million in 1H07, given that operating revenues increased in a greater magnitude than expenses, as was previously explained.

Other non operating income (expenses)
They recorded a loss of Ch$3,392.9 million in 1H07, Ch$1,542.9 million or 83.4% higher than the loss recorded in 1H06. This result was basically explained by other non operating expenses (income) net (Ch$791.3 million) affected by the higher expense incurred in closing judicial contingencies, which was partly offset by earnings obtained in the sale of 10% stake of AFP Crecer in the Dominican Republic. Adding to the above was the loss in price level restatement (Ch$437.2 million) given the higher inflation applied in the period and the increase of interest expenses (Ch$210.0 million) in connection with the time lack between the closing date for establishing the pre-settlements to be made to the insurer and the effective payment date (three months later as stipulated in the contract).  . Also, there were lower earnings of Ch$125.4 million in related companies mainly triggered by lower results achieved by AFORE Bancomer.

•
The affiliated companies results decreased by Ch$125.4 million or 5.3% from an income of Ch$2,359.9 million in 1H06 to an income of Ch$2,234.5 million in 1H07. This deviation was recorded despite the positive results recorded by local affiliates that jointly contributed Ch$265.9 million mainly as a result of the better performance of Previred.com and the lower loss recorded by AFC. Besides, foreign subsidiaries recorded together a negative contribution of Ch$391.2 million basically by the lower results achieved by AFORE Bancomer in Mexico, which was not offset by the higher earnings recorded by AFP Horizonte in Peru.

		Jun-07	Jun-06	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2007, except percentages)
Horizonte	Peru	957.5	798.0	159.5	20.0%

Bancomer	México	1,220.0	1,745.2	(525.2)	-30.1%

Crecer	Rep.Dominicana	136.1	161.7	(25.5)	n.a

DCV	Chile	36.6	42.8	(6.2)	-14.5%

PreviRed.com	Chile	122.2	6.3	115.9	1845.3%

AFC	Chile	(238.0)	(394.1)	156.1	-39.6%
TOTAL		2,234.5	2,359.9	(125.4)	-5.3%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 1H07, this subsidiary generated an income of Ch$957.5 million for Provida, representing an increase of Ch$159.5 million or 20.0% with respect to 1H06. This result was basically explained by higher gains on mandatory investments and higher fee income attained during the period, what was partially offset by higher expenses specially administrative costs. At June 30 2007, this subsidiary accounted for a total of 1,057,544 affiliates and assets under management for US$4,459.6 million, figures equivalent to market shares of 26% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During the 1H07, this subsidiary recorded an income of Ch$1,220.0 million for Provida, a decrease of Ch$525.2 million or 30.1% with respect to 1H06, mainly related to lower fee income caused by the reduction of fee structure (from 3.0% to 1.98%) made in September 2006. Additionally, there were higher operating expenses specially related to administrative costs. Also, the negative effect of the appreciation of the Chilean peso against the dollar of 2.3% was included, when acknowledging results. At June 2007, AFORE Bancomer maintained an affiliate portfolio of 4,329,497 and funds under management for US$12,131.1 million, representing market shares of 12% and 17%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional is present in the pension market through AFP Crecer since October 2004, currently holding 25.00% of equity interest after the sale of its 10.00% equity interest in March 2007 to one of the companies of the Vicini Group in that country. Until February 2007, Provida Internacional had a 35.00% equity interest, as a result of the merger made in October 2004 of AFP Porvenir (in which Provida Internacional had a 70.00% equity interest) with AFP Crecer (in which BBVA had a 70.00% equity interest). Consequently, Provida Internacional and BBVA had a 35.00% of the equity interest each of them and the remaining 30.00% equity interest was held by the Dominican financial group, Progreso.

At June 2007, AFP Crecer recorded a profit of Ch$136.1 million for Provida, a negative variation of Ch$25.5 million with respect to 1H06. This variation basically stemmed from the reduction of equity interest held by Provida in that company from 35.00% to 25.00% since March 2007, since the subsidiary itself recorded an increase of 25.3% in its results in dollars driven by higher fee income and savings in operating expenses mainly related to administration costs. At June 30, 2007, AFP Crecer had 487,867 affiliates with assets under management for a total of US$191.0 million, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in third place in terms of assets under management.

Finally, regarding the local affiliates, two of them generated earnings and one generated a lower loss, which brought to a positive contribution of Ch$265.9 million. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss of Ch$238.0 million for Provida, implying a positive variation of Ch$156.1 million (39.6%) with respect to first half of 2006. The electronic collection company PreviRed.com where Provida holds a 37.9% ownership generated earnings of Ch$122.2 million in 1H07 for Provida, equivalent to a positive deviation of Ch$115.9 million with respect to the same period of last year. In both companies, the positive results were attained by the growth of their operations. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$36.6 million in the semester, a decrease of Ch$6.2 million with respect to 1H06. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
During the 1H07 the price level restatement recorded a loss of Ch$1,555.4 million, implying a deviation of Ch$437.2 million or 9.1% higher than the loss recorded in 1H06. This deviation was explained by the higher inflation applied over the Company’s net liability exposure of 1.9% in 1H07 while in 1H06 was 1.1%. The above was partially offset by the lower loss in exchange rate in the period, associated with the maintenance of the dollar debt with Provida Internacional, since the 1H07 registered an appreciation of the Chilean peso against the dollar of 1.0%,  whereas the 1H06 recorded a depreciation of 5.3%.

Income taxes
At June 30 2007, the income taxes was Ch$5,416.6 million recording a higher expense of Ch$1,764.8 million or 48.3% with respect to the 1H06, basically due to higher earnings before taxes recorded in the period, which was partially offset by the positive effect of the changes in the discount rate to value the deferred tax obligation. In figures, while at the end of 1H07 the discount rate was 3.50% and the closing rate for year 2006 was 2.87%, at the end of 1H06 the discount rate was 3.65% and the closing rate for year 2005 was 3.48%.

Consolidated balance sheet

•
Total assets at June 30, 2007 were Ch$290,497.3 million, an increase of Ch$27,635.0 million (10.5%) with respect to the close of June 2006. This deviation was basically sustained by the increase of Ch$31,747.8 million in mandatory investments due to the normal contributions in the growing contributor’s base and the positive returns obtained by pension funds during the last twelve months. Partially offsetting the above were the lower other assets of Ch$4,292.1 million, as a consequence of lower goodwill (Ch$7,403.0 million) in view of the normal amortization of investments (fundamentally AFP Protección) and the effect of the sale of a 10% stake in AFP Crecer in the Dominican Republic; partly compensated by the increase (Ch$2,044.2 million) in the value of the investments in related companies due to the profits generated by most of them. Finally, current assets increased by Ch$485.6 million basically as a product  of the combination of higher cash partly compensated lower levels of fees receivables and no taxes to recover.

•
Total liabilities decreased by Ch$2,065.4 million or 2.8% from Ch$73,929.7 million in 1H06 to Ch$71,864.3 million in 1H07. In terms of current liabilities, they decreased Ch$4,837.8 million basically due to a lower level of debt with banks and financial institutions (Ch$5,546.3 million) given the financing trough the retention of a higher level of earnings, adding lower withholdings (Ch$1,497.8 million) to foreign shareholders as a result of the immediate adjustment and payment of their personal taxes in Chile. Partially offsetting the above is the effect of a higher net income registered in the period that implied the acknowledgment of a tax liability and a higher provision related to profit bonuses to employees.

Long term liabilities increased by Ch$2,772.3 million due to the higher obligation associated with deferred taxes of long term (Ch$2,794.2 million) basically associated with additional gains recorded by mandatory investments in the period.

•
 Shareholders’ equity increased by Ch$29,700.5 million or 15.7% from Ch$188,932.5 million at June 30, 2006 to Ch$218,633.0 million at the end of June 2007 due to higher retained earnings of year 2006 (Ch$22,620.5 million) driven by the lower rate for dividend distribution from 90% to 50% of the net income registered in the period, adding higher income recorded in 1H06 (Ch$8,985.7 million).

Exchange rate
At June 30, 2007, it was Ch$526.86 per dollar, while at the same date of last year it was Ch$539.44. In 1H07 an appreciation of 1.0% in the Chilean peso against the dollar was recorded, while in 1H06 a depreciation of 5.3% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	Jun-07	Jun-06	Change	% Change
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

OPERATING REVENUES
Fee income	75,374.7	69,000.0	6,374.7	9.2%
Gains on mandatory investments	14,737.5	5,566.7	9,170.8	164.7%
Rebates on L&D insurance	1,609.2	1,637.2	(28.0)	-1.7%
Other operating revenues	3,018.1	2,394.9	623.2	26.0%
Total Operating Revenues	94,739.5	78,598.8	16,140.6	20.5%

OPERATING EXPENSES
Administr. personnel remunerations	(10,021.5)	(9,455.7)	(565.8)	6.0%
Sales personnel remunerations	(5,073.6)	(4,365.1)	(708.5)	16.2%
L&D insurance	(32,882.6)	(30,589.0)	(2,293.6)	7.5%
Other operating expenses	(12,264.2)	(11,984.9)	(279.4)	2.3%

Total Operating Expenses	(60,242.0)	(56,394.7)	(3,847.3)	6.8%

OPERATING INCOME	34,497.5	22,204.2	12,293.3	55.4%

OTHER EXPENSES (INCOME)
Gains on investments	9.7	18.3	(8.7)	-47.3%
Profit (loss) in affil. companies	2,234.5	2,359.9	(125.4)	-5.3%
Amortization of goodwill	(2,653.7)	(2,683.4)	29.7	-1.1%
Interest expense	(1,086.6)	(876.6)	(210.0)	24.0%
Other income net	(341.4)	449.9	(791.3)	-175.9%
Price level restatement	(1,555.4)	(1,118.2)	(437.2)	39.1%
Total Other Expenses (Income)	(3,392.9)	(1,850.0)	(1,542.9)	83.4%

INCOME BEFORE TAXES	31,104.6	20,354.1	10,750.5	52.8%

INCOME TAXES	(5,416.6)	(3,651.8)	(1,764.8)	48.3%

NET INCOME	25,688.0	16,702.3	8,985.7	53.8%

CONSOLIDATED BALANCE SHEET

	Jun-07	Jun-06	Change	%
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

ASSETS
Current Assets	20,391.9	19,906.3	485.6	2.4%
Marketable Securities - Reserve	160,928.4	129,180.6	31,747.8	24.6%
Premises and Equipment	25,976.4	26,282.7	(306.3)	-1.2%
Other Assets	83,200.6	87,492.7	(4,292.1)	-4.9%
TOTAL ASSETS	290,497.3	262,862.3	27,635.0	10.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	63,156.3	67,994.1	(4,837.8)	-7.1%
Long-Term Liabilities	8,708.0	5,935.6	2,772.3	46.7%

Minority Interest	0.1	0.1	(0.0)	-5.5%

Shareholders´ Equity	218,633.0	188,932.5	29,700.5	15.7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	290,497.3	262,862.3	27,635.0	10.5%

CONSOLIDATED CASH FLOW STATEMENT

	Jun-07	Jun-06	Change	%
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	14,005.9	22,938.1	(8,932.2)	-38.9%
Total Operating Revenues	84,560.4	75,861.6	8,698.9	11.5%
Total Operating Expenses	(70,554.5)	(52,923.5)	(17,631.0)	33.3%

CASH FLOW FROM FINANCING ACTIVITIES	(13,326.9)	(18,339.3)	5,012.4	27.3%

CASH FLOW FROM INVESTING ACTIVITIES	(355.4)	(6,748.4)	6,393.0	-94.7%

TOTAL NET CASH FLOW	323.6	(2,149.7)	2,473.2	-115.1%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER 2007

Net income
In the second quarter of 2007 (2Q07), net income was Ch$14,725.9 million, an outstanding increase of Ch$11,790.1 million or 401.6% with respect to the second quarter of 2006 (2Q06). This positive variation was basically sustained by the remarkable operating result boosted by the core business (higher fee income with a growth in a lesser extent of expenses), adding the gains on mandatory investments recorded in the period.

In operating terms, the period recorded a deviation of Ch$14,806.8 million or 277.4%, driven by higher revenues obtained, as a result of the positive contribution of all of its components, especially higher fee income in view of the superior level of collection recorded in the period, as well as gains in mandatory investments, that reverted the loss recorded in the same period of last year triggered by the upsurge exhibited by local and foreign shares. Regarding expenses, they increased in a lower extent that revenues due to higher remunerations paid to personnel and higher other operating expenses, especially those expenses related with administration costs.

In non operating terms, the period recorded a higher loss of Ch$371.4 million or 18.6%. This deviation was mainly attained by other expenses (income) net due to the costs incurred in closing judicial contingencies, which were partially offset by higher earnings from related companies in view of the positive results obtained in local and foreign subsidiaries, where the result achieved by AFORE Bancomer in Mexico was highlighted.

	2Q07	2Q06	Change	%
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

Operating Income	20,145.5	5,338.7	14,806.8	277.4%
Total Operating Revenues	49,761.1	33,845.0	15,916.1	47.0%
Total Operating Expenses	(29,615.6)	(28,506.3)	(1,109.3)	3.9%

Other Expenses (Income)	(2,372.4)	(2,001.0)	(371.4)	18.6%

Income Taxes	(3,047.1)	(401.8)	(2,645.4)	658.4%

Net Income	14,725.9	2,935.9	11,790.1	401.6%

Earnings per share (each ADR represents fifteen shares) during the quarter was Ch$44.45 while in the same quarter last year, this was Ch$8.86. At the close of 2Q07, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 2Q06.

Operating revenues
They were Ch$49,761.1 million in 2Q07, an increase of 47.0% or Ch$15,916.1 million with respect to 2Q06. This result was driven by all the components of revenues, where fee income of both Provida and its subsidiary AFP Genesis (other operating revenues) registered significant growths, adding the gains obtained in mandatory investments and the higher financial revenues from life and disability insurance contracts.

•
Fee income increased by 9.9% or Ch$3,390.4 million with respect to 2Q06, amounting to Ch$37,668.2 million in the period, evolution in line with the 9.2% growth in real terms of mandatory collection during the period. The quarter’s total collection increased by 10.6% in real terms boosted by higher levels of pension savings that grew by 33.0% with respect to 2Q06.

In terms of clients, the average number of contributors was 1,625,147 in the second quarter of 2007, hence, Provida maintains its leading position with an average market share of 38.9% during 2Q07.

•
During 2Q07, gains on mandatory investments were Ch$9,870.7 million, a positive variation of Ch$11,836.5 million with respect to the loss recorded in 2Q06. This result  was driven by the upsurge in the first quarter observed in local (2Q07: IPSA +18.5%, IGPA +13.6% versus 2Q06: IPSA -2.6%, IGPA -0.4%) and foreign stock markets (2Q07: Nasdaq +7.5%, Nikkei +0.1%, MSCI LA +18.7%, MEXBOL +10.8%, AC Far East ex Japan +14.6% versus 2Q06: Nasdaq -7.2%, Nikkei -6.7%, MSCI LA -4.1%, MEXBOL -3.7%, AC Far East ex Japan -1.5%). The latter implied that the weighted average nominal return of pension funds was 6.6% in 2Q07, while in the same period of last year, the return was negative and reached 1.4%.

Operating expenses
They reached Ch$29,615.6 million during the quarter, an increase of 3.9% or Ch$1,109.3 million with respect to 2Q06. This result was mainly explained by higher expenses in remunerations to both sales and administrative personnel in view of the higher number of staff maintained in the period, as well as other operating expenses, basically associated with administrative costs. The above was partially offset by the lower life and disability insurance premium driven by lower provisions for unfavorable casualty rate recorded in the quarter.

•
The administrative personnel remunerations were Ch$5,118.9 million in 2Q07 a negative deviation of Ch$528.0 million or 11.5% with respect to the same quarter of 2006. This result stem from, as explained in the semester, higher allowances paid to workers given the entrance of the new collective agreement, adding higher remunerations paid during the period as a result of the new legislation regarding outsourcing personnel in force since January 2007, which implied to incorporate a higher number of employees to the permanent staff. In figures, all the above has increased the average administrative staff in the quarter by 3.7% with respect to 2Q06, from 985 employees to 1,021 employees in 2Q07.

•
The sales personnel remuneration increased from Ch$2,207.1 million in 2Q06 to Ch$2,466.2 million in 2Q07, a variation of Ch$259.1 million (11.7%). The above partly due to higher allowances paid to sales agents in line with the new collective agreement, adding higher severance payments paid in the period in line with the commercial plan to have a staff of a better profile with higher productivity. Regarding sales staff, the average number of sale agents increased from 565 in 2Q06 to 585 in 2Q07, representing a rise of 3.5%.

•
During 2Q07 the life and disability insurance expense was Ch$15,787.3 million, lower in Ch$249.5 million or 1.6% with respect to the same period last year. This variation was the result of lower provisions for unfavorable casualty rate of Ch$1,029.9 million as a consequence the higher discount rate used by insurers to calculate reserves (3.29% in 1H07 versus 2.96% in 1H06). The aforementioned was partially offset by higher expenses of Ch$780.6 million in temporary premium, as a result of the higher collection levels recorded in the period.

•
Other operating expenses increased by 10.1% or Ch$571.7 million from Ch$5,671.6 million recorded in 2Q06 to Ch$6,243.3 million in 2Q07. This variation was mainly the result of higher administration costs (Ch$316.1 million) that, as explained in the semester, were driven by higher advisory services and funds administration (intermediation and custodian services), which were partially offset by lower expense in outsourcing companies in view of the entrance of the regulation regarding outsourcing services. Besides, the period recorded higher commercial costs (Ch$93.3 million) as a result of higher costs incurred in advertising of APV plans, higher computing costs (Ch$66.3) million due to in liaison services and amortization costs (Ch$71.2 million) as a result of new developments associated with the Unified Platform.

Operating income
It totaled Ch$20,145.5 million, an increase of 277.4% or Ch$14,806.8 million with respect to 2Q06 sustained by the remarkable levels of revenues obtained in the period, basically mandatory investments and fee income, adding that expenses have grown in a lower extent.

Other non-operating expenses (income)
They recorded a loss of Ch$2,372.4 million, a variation of Ch$371.4 million or 18.6% higher than the loss recorded in the 2Q06. This deviation was mainly attained by other expenses (income) net of Ch$1,502.5 million since the expense incurred in closing judicial contingencies. This was partially offset by higher profits in related companies of Ch$1,067.3 million, basically due to higher results obtained by most of subsidiaries in the period, especially in AFORE Bancomer in Mexico and AFP Horizonte in Peru.

•

The results in affiliated companies increased by Ch$1,067.3 million or 158.4% from an income of Ch$674.0 million in 2Q06 to Ch$1,741.3 million in 2Q07. This variation was boosted by the higher result generated by most of subsidiaries, highlighting the earnings recorded by AFORE Bancomer in Mexico and by AFP Horizonte in Peru, which reverted their losses recorded in 1Q07. In the case of AFP Crecer in the Dominican Republic, its variation was a consequence of the lower stake maintained in the society, since March 2007. Likewise, the local subsidiaries also registered a favorable evolution that together amounted to a positive variation of Ch$145.6 million.

		2Q07	2Q06	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2007, except percentages)

Horizonte	Peru	562.7	247.3	315.4	127.5%
				-
Bancomer	Mexico	1,121.4	483.0	638.4	132.2%

Crecer	Rep.Dominicana	94.4	126.4	(32.0)	-25.3%

DCV	Chile	24.2	21.3	2.9	13.8%

PreviRed.com	Chile	68.9	11.4	57.5	506.5%
				-
AFC	Chile	(130.2)	(215.3)	85.1	-39.5%

TOTAL		1,741.3	674.0	1,067.3	158.4%

Income taxes
Income taxes in 2Q07 was higher in Ch$2,645.4 million with respect to 2Q06, basically as a result of higher earnings before taxes recorded in the current quarter.

Exchange rate
In 2Q07, an appreciation of 2.3% of the Chilean peso against the dollar was recorded, while in 2Q06 a depreciation of 2.5% of the Chilean peso against the dollar was recorded.

CONSOLIDATED INCOME STATEMENT

	2Q07	2Q06	Change	% Change
	(Million of constant Chilean pesos at June 30, 2007, except percentages)

OPERATING REVENUES
Fee income	37,668.2	34,277.8	3,390.4	9.9%
Gains on mandatory investments	9,870.7	(1,965.8)	11,836.5	-602.1%
Rebates on L&D insurance	697.5	311.2	386.4	124.2%
Other operating revenues	1,524.7	1,221.8	302.9	24.8%
Total Operating Revenues	49,761.1	33,845.0	15,916.1	47.0%

OPERATING EXPENSES
Administr. personnel remunerations	(5,118.9)	(4,590.9)	(528.0)	11.5%
Sales personnel remunerations	(2,466.2)	(2,207.1)	(259.1)	11.7%
L&D insurance	(15,787.3)	(16,036.8)	249.5	-1.6%
Other operating expenses	(6,243.3)	(5,671.6)	(571.7)	10.1%
Total Operating Expenses	(29,615.6)	(28,506.3)	(1,109.3)	3.9%

OPERATING INCOME	20,145.5	5,338.7	14,806.8	277.4%

OTHER EXPENSES (INCOME)
Gains on investments	4.8	7.1	(2.3)	-32.5%
Profit (loss) in affil. companies	1,741.3	674.0	1,067.3	158.4%
Amortization of goodwill	(1,327.1)	(1,335.1)	8.0	-0.6%
Interest expense	(551.8)	(571.9)	20.1	-3.5%
Other income net	(1,173.8)	328.7	(1,502.5)	-457.1%
Price level restatement	(1,065.9)	(1,103.9)	38.0	-3.4%
Total Other Expenses (Income)	(2,372.4)	(2,001.0)	(371.4)	18.6%

INCOME BEFORE TAXES	17,773.1	3,337.6	14,435.5	432.5%
INCOME TAXES	(3,047.1)	(401.8)	(2,645.4)	658.4%

NET INCOME	14,725.9	2,935.9	11,790.1	401.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 16, 2007	By:	/s/ Gabriel Galaz
			Name:	Gabriel Galaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 16, 2007	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.